[redacted]

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 21586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 and ENDING SEPTEMBER 30, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

44 WALL STREET

(City)	(State)	(Zip Code)
NEW YORK,	**NEW YORK**	**10005**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLAN VOGEL, Financial Principal **(212) 248 - 0750**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, *JAMES C. McLAUGHLIN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC., as of SEPTEMBER 30, 2008,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Chairman of the Board
____
Title

X ______________________
Notary Public

JAMES M. KENNEDY
Notary Public, State of New York
No. 31-4899510
Qualified in New York County
Commission Expires July 6, 2011

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JAMES C. McLAUGHLIN,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.,*** as of **SEPTEMBER 30, 2008,** are true and correct.

I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Chairman of the Board
(Title)

(Notary Public)

JAMES M. KENNEDY
Notary Public, State of New York
No. 31-4899510
Qualified in New York County
Commission Expires July 6, 2011

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

Cash	$ 314,101
Money market funds, at market value	610,690
Securities owned at market value (Note 3)	3,091,560
Cash surrender value of officers' life insurance	878,617
Other assets	779,263
Total assets	$ 5,674,231

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to clearing broker	$ 598,713
Accrued expenses and other liabilities	1,828,584
Total liabilities	2,427,296
Commitments and Contingencies (Notes 8 and 9)	
Stockholders' equity (Note10)	
Common stock, no par value; 3,000 shares authorized; 1,015.203 shares issued, at stated value of $247 per share	250,755
Additional paid in capital	20,444
Retained earnings	2,975,735
Total stockholders' equity	3,246,934
Total liabilities and stockholders' equity	$ 5,674,231

The accompanying notes are integral part of this statement.

Note 1- Nature of Business

McLaughlin, Piven, Vogel Securities, Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) ***Cash***
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***
Depreciation of furniture, equipment and improvements, is provided on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

f) ***Deferred rent:***

Deferred rent payable represents the excess of recognized rent expense over scheduled lease payments. Deferred rent payable is included in accrued expenses and other liabilities and amounted to $314,107 at September 30, 2008.

g) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values, are summarized as follows:

U.S. Treasury Bills	$1,999,739
State and municipal obligations	946,033
U.S. Government and agency obligations	82,180
Equities	63,608
	$3,091,560

Note 4- Furniture, Fixtures and Leasehold Improvements

Major classifications of fixed assets, as of September 30, 2008, which are included in other assets, are summarized as follows:

Computer equipment	$132,929
Office equipment	171,255
Furniture and fixtures	165,522
Artwork	195,900
	665,606
Less: Accumulated depreciation	(325,946)
	$339,660

Note 5- Employee Benefit plans:

a) ***Profit sharing plan:***
The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the fiscal year ended September 30, 2008 was $-0-.

b) ***Savings plan:***
The company has established a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions of up to 50% of the employee contributions.

Note 6- Related Party Transactions

From time to time, two commonly-controlled companies have provided advertising and related services to the Company and, in exchange, the Company has made payments to third parties on behalf of those affiliates. During 2008, advertising and marketing related services provided to the Company by the affiliates and payments on their behalf were immaterial.

Note 7- Income Tax

The significant components of the provision for recovery of income taxes for the year ended September 30, 2008 were as follows:

Federal	$(411,597)
State	389,653
	$ (21,944)

Net deferred tax assets are included in other assets and comprised of the following:

Deferred tax assets	$314,107
Deferred tax liabilities	(78,080)
Net deferred tax assets	$236,027

Deferred tax assets are primarily the result of the effects of the difference between actual and GAAP rent expense. Deferred tax liabilities are primarily the result of the effects of differences in depreciation methods.

Note 8- Commitments and Contingencies:

The Company leases its premises under a lease expiring June 30, 2013. Future approximate minimum annual rental expense for the fiscal year ended September 30, is:

a) ***Lease commitments:***

2009	604,000
2010	524,000
2011	508,000
2012	468,000
2013	91,037

b) ***Stockholder agreements:***
Under the terms of stockholder agreements, the Company may be required upon the occurrence of certain events to repurchase the shares of common stock owned by each of its stockholders at the net book value of the shares. Repurchases, if any, are subject to regulatory approval. If the Company does not exercise its right to purchase the shares, then the remaining stockholders are granted an option to purchase the shares. If neither the Company not the remaining stockholders purchase the shares within one year, the Company shall be dissolved.

c) ***Income tax examination:***
The Company's Federal income tax returns for the years ended September 30, 2003 through 2005 are currently under audit. A revenue agent report has been presented to the Company. The additional tax, interest and penalties that have been recorded in the financial statements relative to the years under audit is approximately $1,300,000. Such amount is included in "Accrued expenses and other liabilities."

Approximately $342,000 of benefits resulting from the carryback of net operating losses are included in "Accrued expenses and other liabilities" as a reduction of the amount owed pursuant to the income tax audit.

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company 's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk(continued)

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2008, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 10- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2008, the Company's net capital of $2,251,222 was $2,129,316 in excess of its required net capital of $121,906. The Company's net capital ratio was 81.23%.

A copy of the Company's Statement of Financial Condition as of September 30, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of FINRA.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
McLaughlin, Piven, Vogel Securities, Inc.
44 Wall Street
New York, NY 10005

Gentlemen:

We have audited the accompanying statement of financial condition of McLaughlin, Piven, Vogel Securities, Inc., as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Securities, Inc., as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 11, 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
McLaughlin, Piven, Vogel Securities, Inc.
44 Wall Street
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of McLaughlin, Piven, Vogel Securities, Inc. as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. *A material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of McLaughlin, Piven, Vogel Securities, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NYSE and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
November 11, 2008

END